April 29, 2010

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Greenwich Advisors Trust, File Nos. 333-139633 and 811-21996

Dear Sir/Madam:

On behalf of Greenwich Advisors Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 4 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of the filing is to make revisions to the document to conform to the revised Form N-1A.

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

s/Thompson Hine LLP

Thompson Hine LLP